EXHIBIT 12—RATIO OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES

	Year Ended December 31
	2008	2007	2006	2005	2004
Earnings
Earnings before income taxes and other items	$246	$804	$619	$597	$616
Portion of rents representative of the interest factor	51	46	38	31	25
Interest on indebtedness	203	203	202	130	128
Amortization of debt financing fees	2	1	1	1	1

	$502	$1,054	$860	$759	$770

Fixed charges
Portion of rents representative of the interest factor	$51	$46	$38	$31	$25
Interest on indebtedness	203	203	202	130	128
Amortization of debt financing fees	2	1	1	1	1

	$256	$250	$241	$162	$154

Ratio of earnings to fixed charges	2.0	4.2	3.6	4.7	5.0